

Mail Stop 3720

May 7, 2008

Michael D. Porcelain
Senior Vice President and Chief Financial Officer
Comtech Telecommunications Corp.
68 South Service Road, Suite 230
Melville, New York 11747

Re: Comtech Telecommunications Corp.
Form 10-K for fiscal year ended July 31, 2007
Filed September 19, 2007
File No. 0-07928

Dear Mr. Porcelain:

We have reviewed your letter dated May 2, 2008 and have the following comments. You should comply with these comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation

We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

Compensation Discussion & Analysis, page 10

1. We note your response to our prior comment two. In future filings, regardless of whether you do not disclose the specific performance targets due to competitive harm and materiality, you should provide specific detail as to which specific targets were exceeded, and by how much, so that investors may understand the components of any payout. For example, with respect to the 2007 performance measures, you should indicate Messrs. Burt and McCollum's level of

achievement of each of the Operating Profit, New Orders, Free Cash Flow and Personal Goal thresholds for 2007.

<u>Determination of Compensation Amounts for NEOs, page 12</u>

2. We note your response to our prior comment four. Please confirm that if you refer to your compensation committee's use of compensation information of competitive companies in future filings, you will include the additional disclosure included in your response to this comment.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Jessica Plowgian, Staff Attorney, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely

/s
Larry Spirgel
Assistant Director

Cc: Mr. Ira G. Bogner
     Proskauer Rose LLP
     Via facsimile: (212) 969-2900